February 16, 2024

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington DC 20549

Attn: Lauren Pierce and Matthew Derby

Re: Miso Robotics, Inc.

Offering Statement on Form 1-A Filed January 2, 2024

File No. 024-12380

Ladies and Gentlemen:

Thank you for the opportunity to respond to your comments in the letter dated January 26, 2024 from the staff of the Division of Corporate Finance (the “Staff”) the regarding the Offering Statement on Form 1-A of Miso Robotics, LLC (the “Company”), which we have set out below, together with our responses.

Offering Statement on Form 1-A filed January 2, 2024 Summary of the Offering

Implications of Being an Emerging Growth Company, page 6

1.	It is not clear why you have provided disclosure regarding reduced reporting requirements available to emerging growth companies under the JOBS Act. Please revise your disclosure to clarify why this information is relevant to you. For example, if you anticipate becoming a reporting company during the course of this offering, please disclose that clearly.

We have updated the language on page 6 to clearly disclose that we do not anticipate becoming a reporting company during the course of this offering.

Risk Factors

Risks Related to Our Company

Certain intellectual property rights of the Company may be abandoned..., page 8

2.	Please disclose the deadline(s) for maintaining the status of your most significant patent(s).

The Company has included a chart on page 8 disclosing the maintenance fee deadlines its unissued patent applications.

The Company’s Business, page 16

3.	We note your disclosure on pages 7 and F-12 that your revenue is concentrated among two customers. Please provide narrative disclosure here regarding customer concentration. Refer to Item 7(a)(2) of Form 1-A. In addition, please tell us what consideration you gave to filing any agreements you have with these two customers. Refer to Item 17(6) of Form 1-A.

The Company has updated page 16 to include disclosure regarding concentration among two customers.

Use of Proceeds, page 16

4.	We note your disclosure on page 5 that proceeds from this offering will be used to repay debt. Please include disclosure about the repayment of debt in the Use of Proceeds section. Refer to Instructions to Item 6 of Form 1-A.

The Company does not intend to use proceeds for the repayment of debt. Disclosure regarding repayment of debt has been removed.

Principal Products and Services, page 17

5.	You disclose that you dedicate 80% of your “efforts” to Flippy and 20% to Innovation Labs. Please revise to explain to what “efforts” refers.

The Company has updated disclosure on page 17 to explain to what “efforts” refers.

6.	We note your disclosure that Flippy is designed with “extensive AI skill sets and machine learning capabilities.” Please revise to explain how your product uses artificial intelligence and machine learning.

The Company has updated disclosure on page 17 to explain to how our product uses artificial intelligence and machine learning.

Liquidity and Capital Resources, page 22

7.	Please provide a more informative analysis and discussion of changes in cash flows, including changes in working capital components, for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 9(b) of Form 1-A. Similar concerns apply to your disclosures for the fiscal periods ended June 30, 2023 and 2022 on page 24.

The Company has updated this section and provided a more informative analysis and discussion of changes in cash flows, including changes in working capital components, for each period presented. Further, the Company has explained the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Fiscal Year Ended December 31, 2021 and 2022

Results of Operations, page 22

8.	Please identify and quantify the reasons for the changes in your net revenue year over year. Consider discussing the changes in your revenue by your disaggregation of revenue. Further, where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. In addition, where you identify causes of changes in your operating results, also describe the reasons underlying the immediate causes. For example, you state that general and administrative expenses increased from personnel and salary expenses and professional fees in support of your Regulation A offering. In addition, provide disclosure to explain the changes in cost of net revenue period over period. Refer to Item 9(a) of Form 1-A. Similar concerns apply to your disclosures for the fiscal periods ended June 30, 2023 and 2022 beginning on page 23.

The Company has done the following for the fiscal year ended December 31, 2021 and 2022 and the period ended June 30, 2023 and June 30, 2022:

•	Identified and quantified the reasons for the changes in the Company’s net revenue year over year.

•	Discussed the changes in the Company’s revenue by disaggregation of revenue.

•	Where we describe two or more business reasons that contributed to a material change in a financial statement line item between periods, the Company has quantified, where possible, the extent to which each change contributed to the overall change in that line item.

•	Where we identify causes of changes in our operating results, the Company describes the reasons underlying the immediate causes.

•	Provided disclosure to explain the changes in cost of net revenue period over period.

Directors, Executive Officers and Significant Employees, page 27

9.	Please revise your disclosure to include the term of office and approximate number of hours per week that part-time employees work for you. In this regard, we note your disclosure on page 8 that several of your officer’s work part-time for you. Refer to Item 10 of Form 1-A.

The disclosure has been updated to include the term of office and approximate number of hours per week that the part-time employees work for the Company.

Compensation of Directors and Executive Officers, page 30

10.	Please provide executive compensation disclosure for the year ended December 31, 2023.

The executive compensation disclosure for the year ended December 31, 2023 has been updated.

Security Ownership of Management and Certain Securityholders, page 31

11.	Please revise to disclose the voting securities beneficially owned by all executive officers and directors. Refer to Item 12(a)(1) of Form 1-A. In addition, disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by each of the entities identified.

The disclosure has been updated to disclose the voting securities beneficially owned by all executive officers and directors.

Consolidated Balance Sheet, page F-5

12.	Tell us and disclose the nature of your restricted cash. In addition, tell us how you determined that this restricted cash is a long-term asset.

The Company has updated pages 22 and 24 to disclose the nature of its restricted cash, Further, the Company has provided information relating to its determination that the restricted cash is a long-term asset. As of December 31, 2023 the balance of restricted cash is $0.

Notes to the Consolidated Financial Statements Note 3. Summary of Significant Accounting Policies Revenue Recognition, page F-11

13.	Your disclosure on page 17 states that as of October 1, 2023, you have 17 Flippy units leased to partners. However, your revenue recognition policy states that you generate revenue through hardware installation and software usage. Please reconcile and revise these apparent differences. Further, we note your disclosure on page F-12, under Cost of Net Revenues, that this consists of inventory sold and parts used in building machines for sale or lease, among other items. Your revenue recognition policy also does not appear to address these items. Please advise or revise accordingly. In addition, expand your disclosure on page 17 under Principal Products and Services to explain how you currently generate revenue.

Our business is an established “Hardware as a Service” model.  As such, hardware is installed, operated, and serviced for installation and subscription fees, while the Company retains ownership of the assets. The Company has updated the Footnote on page F-11 to provide consistent disclosure.

Disaggregation of Revenue, page F-12

14.	You disclose that the table presents the Company’s revenue disaggregated by revenue source. However, no table is provided. Please provide this table of disaggregated revenue.

The Company updated page F-12 and a table of disaggregated revenue has been included.

Note 11. Commitments and Contingencies Leases, page F-22

15.	It appears that you have place holders, but have omitted several tables and amounts in this footnote disclosure. Please revise to include these amounts.

The placeholders have been updated and tables are included.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Miso Robotics, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Richard Hull

CEO

Miso Robotics, Inc.